TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT FOR THE LAS CHISPAS PROPERTY, SONORA, MEXICO
704-MIN.VMIN03016-05 | JULY 2019 | ISSUED FOR USE

James Barr, P.Geo.

I, James Barr, P.Geo., of Kelowna, British Columbia, do hereby certify:

•	I am a Senior Geologist and Team Lead with Tetra Tech Canada Inc. with a business address at Suite 150 – 1715 Dickson Avenue, Kelowna, British Columbia, V1Y 9G6.

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This certificate applies to the technical report entitled Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico with an effective date of May 15, 2019 (the “Technical Report”).

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I graduated from the University of Waterloo in 2003 with a B.Sc. (Honours) in Environmental Science, Earth Science and Chemistry. I am a registered Professional Geoscientist with Engineers and Geoscientists of British Columbia (#35150). Since 2003 I have worked as an exploration and resource geologist for numerous precious and base metal projects in Canada, Africa and Mexico.

•	I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

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I visited the Property that is the subject of the Technical Report on five separate occasions: from August 30 to September 1, 2016; from January 15 to 19, 2017; from November 21 to 22, 2017; October 14, 2018; and from February 10 to 11, 2019.

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I am responsible for Sections 1.1, 1.2, 1.3, 1.4, 1.5, 1.10, 1.13, 1.14, 2.0, 3.0, 4.0, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, 14.0, 20.0, 23.0, 24.1.1, 25.1, 25.5, 26.1, 26.5, 26.6, and 27.0 of the Technical Report.

•	I am independent of SilverCrest Metals Inc. as defined by Section 1.5 of the Instrument.

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My prior experience with the Property is as author and Qualified Person for the technical report titled Technical Report and Mineral Resource Estimate for the Las Chispas Property Sonora, Mexico with an effective date of February 12, 2019 and an amended date of May 9, 2018 and co-author and Qualified Person for the technical report titled Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico with an effective date of February 8, 2019.

•	I confirm that I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

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As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 5th day of July 2019, at Kelowna, British Columbia.

Original signed and sealed by
James Barr, P.Geo.

_______________________________
James Barr, P.Geo.
Senior Geologist and Team Lead
Tetra Tech Canada Inc.

QP Certificate - James Barr